AfterMaster, Inc.

6671 Sunset Blvd., Suite 1520

Hollywood, CA 90028

April 25, 2016

Via Edgar

Larry Spirgel
Assistance Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           AfterMaster, Inc.
Form 10-K for Fiscal Year Ended June 30, 2015 Filed September 28, 2015
Form 10-Q for Fiscal Quarter Ended December 31, 2015 Filed February 16, 2016
File No. 001-10196

Dear Mr. Spirgel:

We have reviewed your letter dated April 15, 2016 and have drafted the following responses. We have also incorporated these changes, where applicable and as indicated below, into an amended Annual Report on Form 10-K/A (the “10-K/A”) for the period referenced and have filed the revised 10-K/A in redline form through the Edgar filing system for your review. Please review our responses below and feel free to contact me with any questions or concerns.

Form 10-K for Fiscal Year Ended September 25, 2015

Business, page 5

1.	We note your statement that Justin Timberlake became a “co-owner” of the Company in 2014; however, he is not listed in the beneficial ownership table. Please advise.

Response: Tennman Brands, LLC (a company beneficially owned by Justin Timberlake) received 10,579,665 warrants to purchase Company common stock on November 1, 2014, but has not exercised the warrants to date. The exercise price of the warrants is $0.18 per share, and the warrants have a ten-year term. There is no beneficial ownership limitation in the warrant. Accordingly, Tennman Brands, LLC would be eligible to exercise such warrants and convert them into up to 10,579,665 shares of our common stock in the next sixty days. We have updated the Beneficial Ownership table accordingly in the 10-K/A to reflect this information.

Risk Factors, page 9

2.
Risk factor disclosure should provide enough detail to enable investors to understand the magnitude of the risk and the potential consequences.  For example, please expand your risk factor focusing on your financial difficulties to address your exacting expenses and financial obligations, such as your accrued cumulative dividends of $648,236, and your risk factor focusing on competition to identify your potential competitors.  Explain in greater detail how lack of diversification is a material risk to investors.  For example, clarify whether there are areas of your business that you would like to expand in to but financially cannot.  Please refer to Item 503 of Regulation S-K.

Response: We have included the following risk factors in the 10-K/A to address your concerns above:

We Have Limited Capital and Will Need Additional Financing.

As of June 30, 2015, we had an accumulated deficit of $58,165,447 and negative working capital of $13,027,775.  In addition, for the year ended June 30, 2015, we had a loss of approximately $11,180,318 and negative cash flow from operating activities of approximately $2,808,837.

The Company has not declared dividends on its common stock, but the Company does have cumulative dividends in arrears through June 30, 2015, of approximately $648,236 for its outstanding Series A Convertible Preferred Stock.

 Revenues generated from our current operations are not sufficient to pay our ongoing operating expenses.  Therefore, we will have to obtain additional funding from the sale of our securities or from strategic transactions in order to fund our current level of operations.  In order to fund our working capital needs and our operational costs during 2015, we entered into eighteen (18) separate promissory notes, two (2) conversions of warrants for cash, and one hundred and forty-nine (149) Share Purchase Agreements with individual accredited investors resulting in net proceeds of $5,093,632 to the Company.

The funds currently available to us are inadequate to fully implement our business plan.  Until we have achieved revenues sufficient for us to break-even, we will not be a self-sustaining entity, which could adversely impact our ability to be competitive in the areas in which we do and intend to operate.  We require additional funding for continued operations and will therefore be dependent upon our ability to raise additional funds through bank borrowing, equity or debt financing or asset sales. We expect to access the public and private equity and/or debt markets periodically to obtain the funds we need to support our operations and continued growth.  There is no assurance that we will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to us.  If we require, but are unable to obtain, additional financing in the future on acceptable terms, or at all, we will not be able to continue our business strategy, respond to changing business or economic conditions, withstand adverse operating results or compete effectively.  If we cannot obtain needed funds, we may be forced to curtail our operations, in whole or in part, or cease our activities altogether.  When additional shares are issued to obtain financing, current shareholders will suffer a dilutive effect on their percentage of stock ownership.

We require substantial capital to continue Aftermaster operations. Although we intend to engage in subsequent debt and equity offerings of our securities to raise additional working capital for Aftermaster operations, we have no firm commitments for any additional funding, either debt or equity, at the present time.  Insufficient financial resources may require us to delay or eliminate all or some of our sales and marketing efforts to generate revenues for AfterMaster, which could have a material adverse effect on our business, financial condition and results of operations.  There is no certainty that our expenditures will result in a profitable business as proposed.

Lack of Diversification.

Our current size and financial condition makes it unlikely that we will be able to commit our funds to diversify the business until we have a proven track record in our current markets. However, we do not have any plans nor have we identified any areas or markets in which we would seek diversification in our Company's business.

Competition.

AfterMaster has developed an audio enhancement technology that it believes is unique and competitive in the audio enhancement industry. However, there are many more well established and financially successful brands in the audio enhancement industry, with more name recognition and financial resources, such as, SRS and Dolby Labs. Although we believe that our technology differentiates us from competitor technologies, there is no assurance that we will be successful in gaining any consumer acceptance of our technology.

While we believe that the technologies behind AfterMaster and ProMaster HD are unique in the industry, other companies within the industry may develop or have developed audio enhancement technologies that are equal to or better than our technologies and are or could become our competitors. Potential competitors may have greater name recognition, access to financing, industry contacts and more extensive customer bases that could be leveraged to accelerate their competitive activity.  Further, potential competitors may establish future cooperative relationships among themselves and with third parties to enhance their products and services in this market space in which we propose to operate.  Consequently, competitors or alliances may emerge and rapidly acquire significant market share.  We cannot assure you that we will be able to compete effectively with any competitor should they arise, or that the competitive pressures faced by us will not harm our business. Such intense competition will limit our opportunities and have a materially adverse effect on our profitability or viability.

To protect our Company against competitors, we have embarked on an aggressive intellectual property protection program which we believe will be a significant barrier to market entry to potential competitors for our current product offerings.  In addition, we strive to employ individuals who have long-standing relationships and expertise in various segments of the entertainment, marketing, finance and communications industries, which we hope will help facilitate the negotiation of favorable partnerships, sponsorships and industry support for AfterMaster and ProMaster HD.

However, any investor must recognize that AfterMaster is unproven as a commercially viable audio technology and that many other companies dominate and are successful in licensing their audio products, which compete in the market within which AfterMaster is attempting to establish itself.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 16

3.
It is unclear how your business model relates to the three types of revenue presented in your table.  Please expand your discussion to specifically identify the products or services that contribute to Session Revenues, AfterMaster Revenues and Licensing Revenues.  Please refer to Item 303 of Regulation S-K and Section III.B.1. of SEC Release 33-8350.

Response: We have updated the 10-K/A with the following revisions based on your comment above:

We currently generate revenue from our operations through three activities: session revenues, AfterMaster revenues, and licensing revenues.

Session revenues are generated from our ProMaster HD online music mastering service. The session revenues totaled $11,030 and $36,192, for the years ended June 30, 2015 and 2014, respectively.  The decrease in revenues was primarily due to ProMaster being taken offline for redesign and operational development.

AfterMaster revenues are generated primarily from audio services provided to producers and artists on a contract basis. We hope this source of revenue grows in coming years, and the Company is expecting to generate additional revenues in this category from on-line mastering downloads and the development of the AfterMaster software algorithm and chip. AfterMaster revenue for the fiscal year ended June 30, 2015 decreased from $91,570 as compared to the comparable fiscal year ended June 30, 2014 with revenues of $146,307. This decrease was due primarily to a decrease in the mastering and remastering of music and licensing by our customers.

Licensing revenues are generated by licensing certain technologies, intellectual property, and patents to third parties.  Our licensing revenues increased to $200,000 during the fiscal year ended June 30, 2015, as compared to the $0 for the comparable fiscal year ended June 30, 2014, due primarily to a licensing contract with bBooth.

In the aggregate, total Company revenues increased to $302,600 for the year ended June 30, 2015, as compared to total revenues of $182,499 for the year ended June 30, 2014, due to an increase in licensing revenues partially offset by decreases in session revenues and AfterMaster revenues.

4.
We note that AfterMaster revenues decreased from 2014 to 2015.  We further note your disclosure on page 17 that AfterMaster revenues increased for the fiscal year ended June 30, 2015 as compared to the fiscal year ended June 30, 2014.  Please reconcile.

Response: Our revisions in response to the prior comment provide the requested reconciliation.

Liquidity and Capital Resources, page 18

5.	Please expand your discussion to address the drivers behind your material increase in net cash from $77,876 in 2014 to $2,185,702 in 2015. Refer to Item 303(a)(3)(i).

Response: We have updated the 10-K/A with the following amended discussion, per your request:

The Company had revenues of $302,600 during the fiscal year ended June 30, 2015 as compared to $182,499 in the comparable period in 2014.  The Company has incurred losses since inception of $58,165,447.  At June 30, 2015, the Company had negative working capital of $13,027,775, which was a decrease in working capital of $6,443,236 from June 30, 2014.

The Company had cash of $2,185,702 as of June 30, 2015, as compared to $77,876 as of June 30, 2014.  This increase is due primarily to the company entering into eighteen (18) separate promissory notes, two (2) conversions of warrants for cash, and one hundred and forty-nine (149) Share Purchase Agreements with individual accredited investors resulting in net proceeds of $5,093,632 to the Company. This amount was partially offset by operational costs, purchases of assets, and payments of obligations from convertible notes, notes, and lease payables.

6.	Please describe the reasons behind your increase in pre-paid expenses ($20,499 in 2014 to $3,319,258 in 2015).

Response: We have updated the 10-K/A with the following description based on your comment above:

The Company had prepaid expense of $3,319,258 as of June 30, 2015, as compared to $20,499 as of June 30, 2014.  The increase is due to the Company issuing 2,550,000 warrants in conjunction with five financial advisory agreements entered into during the fiscal year and the issuance of 10,579,665 warrants in conjunction with a consulting agreement resulting in an increase in prepaid expense of $6,930,262, partially offset by amortization of prepaid expenses.
Certain Relationships and Related Transactions, page 27

7.	Please disclose the name of each related party and the facts that give rise to the relationship. Refer to Item 404 paragraph (a)(1) of Regulation S-K.

Response: We have updated the 10-K/A with additional information about the related parties as described below:

From February 2010 to April 2013, the Company issued convertible notes to Frank Perrotti, Jr., a director of the Company, in the aggregate amount of $3,675,000. The notes bear an average interest rate of 11.34% per annum and are convertible, along with all accrued interest, into shares of the Company’s Common Stock at $0.50 per share.

On November 3, 2011, the Company issued a convertible note to Frank Perrotti, Jr., a director of the Company, in the amount of $250,000. The note bears an interest rate of 15% per annum and is convertible, along with all accrued interest, into shares of the Company’s Common Stock at $0.40 per share.

From April 2011 to October 2011, the Company issued notes to Frank Perrotti, Jr., a director of the Company in the aggregate amount of $575,000. The notes bear an average interest rate of 14% per annum.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Consolidated Statements of Operations, page 4

8.
We note for the six months ended December 31, 2015 you show licensing revenues of $1.8 million that according to your disclosure on page 19 are the result of “licensing fees generated per a term sheet with bBooth to license certain technologies, intellectual property, and patents from AfterMaster.”  We further note on page F-23 of your Form 10K for the year ended June 30, 2015, your statement that “[o]n September 3, 2015” you “received 600,000 shares of bBooth stock as part of an Asset License term sheet with bBooth valued as an available for sale security at $3 per share for a total value of $1,800,000.”

a.
Please confirm or tell us when you received and recorded the 600,000 shares of bBooth stock as part of an Asset License term sheet; b. Please tell us how you valued the 600,000 shares at $3 per share on September 3, 2015;  c. Please explain to us why you state in Note 4, on page 7, that you received 600,000 shares of bBooth stock as part of an Asset License agreement with bBooth “[o]n November 10, 2014;” and  d. Please explain to us the gross unrealized losses of $1.77 million for the six months ended December 31, 2015.

Response: The consideration for the license of these assets related to the bBooth agreement entered into on November 10, 2014, of 600,000 shares of bBooth’s common stock was not received by the Company until September 3, 2015. The stock certificate is dated November 11, 2014, but remained in the possession of bBooth until September of 2015, when it was delivered to the Company. The amount of this stock was valued at $1,800,000 because on September 3, 2015, bBooth’s stock was trading at $3.00 per share according to the historical stock on Nasdaq.com ($3.00 x 600,000 shares = $1,800,000).  According to ASC 320-10-25-1, equity securities with readily determinable fair values are subject to ASC 320 and as such are to be carried at fair value. When determining whether a security is in the scope of ASC 320, an entity should be careful not to look through the form of its investment to the nature of the securities held by an investee. The Company determined this investment to be available-for-sale securities and to be valued on a quarterly basis. As of December 31, 2015, bBooth’s stock had fallen from $3.00 per share to $0.05 per share, with a total value of $30,000 ($0.05 x 600,000 shares = $30,000), which resulted in the gross unrealized losses of $1.77 million for the six months ended December 31, 2015.

 As the Chief Executive Officer of the Company, I hereby acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lawrence Ryckman
Lawrence Ryckman
Chief Executive Officer